Exhibit 99.(a)(5)

Certificate of Amendment

to the

Agreement and Declaration of Trust

of

Credit Suisse High Yield Bond Fund

Pursuant to Section 11.3 of the Agreement and Declaration of Trust of Credit Suisse High Yield Bond Fund (the “Trust”), Section 2.1 is hereby amended and restated in its entirety to read as follows:

Number and Qualification.  The number of Trustees shall be no less than three or more than fifteen, provided, however, that the number of trustees may be increased or decreased by a written instrument signed by a majority of the Trustees then in office. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term.  An individual nominated as a Trustee shall be at least 21 years of age at the time of nomination and not under any legal disability. A Trustee shall be deemed to resign and retire as a Trustee on the date he/she reaches the age of 72 years. The Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act) and who are not being considered for the waiver (“Independent Trustees”) may by a majority vote waive this application of the normal retirement age to a Trustee based on the particular facts and circumstances. A determination to waive the mandatory retirement age for an individual Trustee shall be reviewed on an annual basis by the Independent Trustees. Trustees need not own shares and may succeed themselves in office.